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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.   X             Form 40-F.
                       -----                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                       No.   X
                 -----                     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on November 4,
2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the matter of the appointment of a Qualified Accountant of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                               (STOCK CODE: 1055)
                                  ANNOUNCEMENT

As at the date of this announcement, the Company has not been able to appoint a qualified accountant required under Rule 3.24 of the Listing Rules and therefore has not met the requirements set out therein by September 30, 2004. The Board will use its best effort to locate and appoint a qualified accountant as soon as practicable. The Company has applied for a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 3 years from September 30, 2004.

Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") requires China Southern Airlines Company Limited (the "Company") to appoint an individual as a qualified accountant (the "Qualified Accountant") with the specified qualifications as set out therein. As at the date of this announcement, the Company has not been able to appoint a qualified accountant required under Rule 3.24 of the Listing Rules and therefore has not met the requirements set out therein by September 30, 2004.

The Company will use its best efforts to locate and appoint a qualified accountant as soon as possible. In the meantime, the Company has applied for a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 3 years from September 30, 2004 and will provide further relevant information to The Stock Exchange of Hong Kong Limited for considering its waiver application.


By order of the Board
SU LIANG
Company Secretary
Guangzhou, the People's Republic of China
November 3, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By /s/ Su Liang
                                          --------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary

Date: November 5, 2004